Exhibit 4.1

DESCRIPTION OF SOUTHERN FIRST BANCSHARES, INC.’S SECURITIES REGISTERED UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

References to “we,” “us” or “our” and the “Company” herein refer to Southern First Bancshares, Inc., a South Carolina corporation.

This summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation, as amended (the “Articles of Incorporation”), and our amended and restated bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to our filings with the Securities and Exchange Commission. We encourage you to read the Articles of Incorporation and Bylaws, as incorporated by reference, and the applicable provisions of the South Carolina Business Corporation Act, as currently in effect.

General

Our Articles of Incorporation authorize the issuance of capital stock consisting of 20,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Shares of common stock may be issued from time to time pursuant to equity compensation arrangements, including stock options and restricted stock awards, as well as for other corporate purposes as determined by the board of directors.

Pursuant to the provisions of the South Carolina Business Corporation Act, any outstanding shares of capital stock of the Company reacquired by it would be considered authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for general purposes, including, but not limited to, the possible issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings, or our equity compensation plans. Except as may be required by applicable law or to approve a merger or other transaction in which additional authorized shares of common stock would be issued, no shareholder approval will be required for the issuance of those shares.

Common Stock

General

Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on The NASDAQ Global Market under the symbol “SFST”.

Voting Rights

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of common shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of our preferred stock.

There is no cumulative voting in the election of directors. The holders of a plurality of the votes cast by our common shareholders can elect all of the directors then standing for election by the common shareholders. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of a greater number of affirmative votes under applicable South Carolina law or our Articles of Incorporation. Our Articles of Incorporation and Bylaws provide certain provisions that may limit shareholders’ ability to effect a change in control as described under the section below entitled “Anti-Takeover Effects of Certain Articles of Incorporation and Bylaws Provisions.”

Dividends, Liquidation and Other Rights

We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations imposed by law. Holders of shares of common stock are entitled to receive dividends only when, as and if, approved by our board of directors from funds legally available for the payment of dividends. If we issue preferred stock, the holders of such preferred stock may have a priority over the holders of common stock with respect to dividends.

Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any series of our preferred stock that may then be outstanding.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Our board of directors may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our shareholders.

Transfer Agent and Registrar

Subject to compliance with applicable federal and state securities laws, our common stock may be transferred without any restrictions or limitations. The transfer agent and registrar for shares of our common stock is Computershare, Inc.

Preferred Stock

Our board of directors, without shareholder approval, is empowered to authorize the issuance, in one or more series, of shares of preferred stock at such times, for such purposes and for such consideration as it may deem advisable. Our board of directors is also authorized to fix, before the issuance thereof, the designation, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of preferred stock. Accordingly, our board of directors, without shareholder approval, may authorize the issuance of one or more series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock and, under certain circumstances, discourage an attempt by others to gain control of the Company.

The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend on, among other things, our future capital needs, then existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock.

The Company does not currently have any shares of preferred stock outstanding, and none are registered under Section 12(b) of the Exchange Act.

Anti-Takeover Effects of Certain Articles of Incorporation and Bylaws Provisions

Our Articles of Incorporation and Bylaws, in addition to the South Carolina Business Corporation Act, contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. Several of these provisions are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our board of directors.

The following description of certain provisions of our Articles of Incorporation and Bylaws that may have anti-takeover effects is a summary only and is subject to, and is qualified by reference to, applicable provisions of our Articles of Incorporation and our Bylaws as well as applicable provisions of the South Carolina Business Corporation Act.

Factors to be Considered in Certain Transactions

Our Articles of Incorporation provide that, in discharging the duties of their respective positions and in determining what is in the best interests of the Company, the board of directors, committees of the board of directors, and individual directors may consider the interests of our employees, customers, suppliers, creditors, and other constituencies of the Company and its subsidiaries, the communities and geographical areas in which we and our subsidiaries operate or are located, and all other factors such directors consider pertinent in addition to the interests of our shareholders, to the extent permitted by South Carolina law.

Limitation of Personal Liability of Directors

Our Articles of Incorporation provide for the elimination or limitation of personal director liability for monetary damages to the maximum extent allowed by South Carolina law.

Indemnification of Directors and Officers and Insurance

Our Bylaws provide for the indemnification of any current and former directors to the fullest extent authorized by law. We may advance reasonable expenses to directors, provided that if required by law, such advancement of expenses shall only be made if the director seeking such advancement provides us with a written affirmation of his or her good faith belief that he or she met the standard of conduct required by law and a written undertaking to repay the advance if it is ultimately determined that he or she did not meet that standard of conduct. Our Bylaws further provide that we may, to the extent authorized from time to time by our board of directors, grant rights of indemnification and the advancement of expenses to any officer, employee or agent of the Company consistent with the other provisions of our Bylaws concerning the indemnification and advancement of expenses to our directors.

Our Bylaws provide that we may maintain insurance, at our expense, to protect us and any director, officer, employee or agent of ours or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under applicable law.

Authorized but Unissued Preferred Stock

The authorization of the preferred stock could have the effect of making it more difficult or time-consuming for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control. Shares of the preferred stock may also be sold to third parties that indicate that they would support the board of directors in opposing a hostile takeover bid. The availability of the preferred stock could have the effect of delaying a change of control and of increasing the consideration ultimately paid to our shareholders. Our board of directors may authorize the issuance of preferred stock for capital-raising activities, acquisitions, joint ventures or other corporate purposes that have the effect of making an acquisition of us more difficult or costly, as could also be the case if the board of directors were to issue additional common stock for such purposes.

Business Combinations with Interested Shareholders

The South Carolina business combinations statute provides that a 10% or greater shareholder of a South Carolina domestic corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions, but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our Articles of Incorporation do not contain such a provision, though our Articles of Incorporation could be amended to include such a provision.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Bylaws establish advance notice procedures with regard to shareholder proposals. Our Bylaws generally provide that, in connection with an annual meeting of shareholders, a shareholder generally must submit notice of such shareholder’s proposal not less than 30 or more than 60 days in advance of the annual meeting. In connection with any such notice, a shareholder must provide certain information, including: (i) a description of the business desired to be brought before the annual meeting (including the specific proposal(s) to be presented) and the reasons for conducting such business at the annual meeting; (ii) the name and record address of the shareholder proposing such business; (iii) the class and number of shares of the Company that are owned of record, and the class and number of shares of the Company that are held beneficially, but not held of record, by the shareholder as of the record date for the meeting, if such date has been made publicly available, or as of a date within ten days of the effective date of the notice by the shareholder if the record date has not been made publicly available; and (iv) any interest of the shareholder in such business. We may reject a shareholder proposal that is not made in accordance with the procedures set forth in our Bylaws. These provisions could reduce the likelihood that a third party would propose business to be brought before an annual meeting.

Our Bylaws also establish advance notice procedures with regard to shareholder director nominations. Our Bylaws provide that shareholder director nominations must be made in writing to the secretary of the Company no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. We may reject a shareholder director nomination that is not made in accordance with the procedures set forth in our Bylaws. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on our board of directors.